Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this registration statement on Form S-3 of our reports dated March 16, 2011, relating to the consolidated financial statements of Amarin Corporation plc and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting (which reports (1) express an unqualified opinion on the consolidated financial statements and (2) express an adverse opinion on the effectiveness of internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of Amarin Corporation plc for the year ended December 31, 2010 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

March 28, 2011